March 30, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:      Acorn Acquisition Corp.

            Request to Withdraw Registration Statement on Form SB-2

            SEC File Number 333-141412

Ladies and Gentlemen,

Pursuant to Rule 477 ("Rule 477") promulgated under the Securities Act of 1933, as amended, (the "Act"), Acorn Acquisition Corp., a Delaware corporation (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 which was originally filed with the Commission on March 19, 2007 (File No. 333-141412), along with any exhibits, (the "Registration Statement").

The Company requests that such consent be granted on grounds that the Selling Stockholders will not be able achieve the liquidity they had hoped for because of the Commission's interpretation that Rule 419 ("Rule 419") promulgated under the Act applies to the resale of shares by such Selling Stockholders because of the Company's status as a "blank check" company.

The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.  Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.  If it does undertake such a private offering, it will do so in full compliance with Rule 419.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions regarding this application for withdrawal, please contact Peter B. Hirshfield, Esq. of Hirshfield Law, legal counsel to the Company, at (646) 827-9362.

Sincerely,

Acorn Acquisition Corp.

By: /s/ Alain U. Vetterli

          Alain U. Vetterli

          President, Chief Executive Officer,

          Treasurer, Chief Financial Officer and Secretary